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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                        TRI-COUNTY FINANCIAL CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   89456L 10 7
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                                 (CUSIP Number)

                                 C. MARIE BROWN
                 3035 LEONARDTOWN ROAD, WALDORF, MARYLAND 20601
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 24, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/



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-----------------------                                      ----------------
CUSIP No.  89546L 10 7                                        SCHEDULE 13D/A
-----------------------                                      ----------------

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            1          NAME OF REPORTING PERSONS

                       C. MARIE BROWN
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            2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /_/
                                                                         (b) /_/
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            3          SEC USE ONLY

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            4          SOURCE OF FUNDS

                       OO
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            5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                  /_/
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            6          CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED STATES
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                              7     SOLE VOTING POWER                69,766 (1)
        NUMBER OF          -----------------------------------------------------
          SHARES              8     SHARED VOTING POWER              53,953 (2)
       BENEFICIALLY        -----------------------------------------------------
         OWNED BY             9     SOLE DISPOSITIVE POWER           96,766 (1)
           EACH            -----------------------------------------------------
        REPORTING            10     SHARED DISPOSITIVE POWER         53,953 (2)
          PERSON
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            11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       123,719 (1)
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            12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES  /_/
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            13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
                       4.18% (3)
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            14         TYPE OF REPORTING PERSON
                       IN
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     (1)  Share amount has been adjusted to reflect the three-for-two stock splits of the common stock paid on December 29, 2005 and November 27, 2006.
     (2) Consists of 26,953 shares allocated to Ms. Brown's account under the Community Bank of Tri-County Employee Stock Ownership Plan (the "ESOP") and 27,000 shares held by Ms. Brown's spouse. The share amount has been adjusted to reflect the three-for-two stock splits of the common stock paid on December 29, 2005 and November 27, 2006.
     (3)  Based on 2,955,942 shares outstanding on January 24, 2008.



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         The Reporting Person is filing this amendment to report that her beneficial ownership interest in has decreased below 5% of Tri-County Financial Corporation's (the "Company") issued and outstanding shares of common stock due to transactions in the Company's common stock that are disclosed under Item 5(e) below. The information required by Items 1, 4, 6 and 7 and portions of Item 3 are included in the original Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on June 22, 2005, which is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND
                  -----------------------

                  (a) This Amendment No. 1 to Schedule 13D is being filed on behalf of C. Marie Brown.

                  (b) Ms. Brown's residence address is 8920 Grotto Court, Pomfret, Maryland 20675.

                  (c) On February 8, 2008, Ms. Brown retired as the Executive Vice President and Chief Operating Officer of the Company and the Company's wholly owned subsidiary, Community Bank of Tri-County (the "Bank"). She continues to serve as a director on the Boards of Directors of the Company and the Bank. The address of the Company and the Bank is 3035 Leonardtown Road, Waldorf, Maryland 20601.

                  (d) Ms. Brown has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) Ms. Brown has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Ms. Brown is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                  -------------------------------------------------

         Ms. Brown exercised stock options as listed below in Item 5(c) by tendering shares of common stock previously owned by Ms. Brown. The tendered shares had a fair market value of $25.00 per share as of the date of the transaction.


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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------

         (a) Ms. Brown beneficially owns 123,719 common shares, representing 4.18% of the 2,955,942 issued and outstanding shares of the Company's common stock.

         (b) Ms. Brown has sole voting and dispositive power over 69,766 shares. Ms. Brown shares voting and dispositive power over an additional 26,953 shares allocated to her ESOP account and over 27,000 shares held by her spouse.

         (c) Ms. Brown has effected the following transactions in the common stock of the Company during the past 60 days:

                                                                    PRICE PER
                                                   NUMBER OF          SHARE/
DATE           TYPE OF TRANSACTION                  SHARES        EXERCISE PRICE
----           -------------------                  ------        --------------
1/24/08        Stock Option Exercise                 8,437           $  7.85
1/24/08        Stock Option Exercise                 8,208             12.74
1/24/08        Stock Option Exercise                11,585             15.89
1/24/08        Stock Option Exercise                 3,705              7.91
1/24/08        Stock Option Exercise                 3,375              7.88
1/24/08        Stock Option Exercise                 3,375             11.56
1/24/08        Stock Option Exercise                 5,555             22.29
1/24/08        Stock Option Exercise                13,314              7.20
1/24/08        Tender of Shares in Payment for      26,780             25.00
               Shares Underlying Stock Options

         (d)    Not applicable.

         (e) Ms. Brown ceased to be the beneficial owner of more than five percent of the common stock of the Company on January 24, 2008.


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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 25, 2008                      By: /s/ C. Marie Brown
                                           -------------------------------
                                           C. Marie Brown






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